Prospectus Supplement No. 2	Filed Pursuant to Rule 424(b)(7)
(to Prospectus dated August 24, 2007)	Registration No. 333-145671

$275,000,000

CHARMING SHOPPES, INC.
1.125% Senior Convertible Notes due 2014
_______________________

This prospectus supplement supplements our prospectus dated August 24, 2007, as previously supplemented by the prospectus supplement dated September 26, 2007, relating to the resale by certain selling securityholders of our 1.125% Senior Convertible Notes due 2014 (the “notes”) and the shares of our common stock issuable upon conversion of the notes.  The prospectus dated August 24, 2007, as supplemented by the prospectus supplemented dated September 26, 2007, is referred to herein as the “prospectus.”

You should read this prospectus supplement in conjunction with the prospectus.  This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

Investing in the notes or our common stock issuable upon conversion of the notes involves risks that are described in the “Risk Factors” section of the prospectus and the risk factors incorporated therein by reference from our annual and quarterly reports filed with the Securities and Exchange Commission (the “SEC”).

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

_______________________

The date of this prospectus supplement is October 22, 2007.

SELLING SECURITYHOLDERS

The information in the prospectus in the table under the heading “Selling Securityholders” is amended by adding the information in the “Additional Selling Securityholders” table below regarding certain selling securityholders.

The information set forth below is based on information provided by or on behalf of the selling securityholders.  Information concerning the selling securityholders may change from time to time.  The selling securityholders may from time to time offer and sell any or all of the securities under the prospectus (as amended and supplemented hereby).  Because the selling securityholders are not obligated to sell the notes or any shares of common stock issuable upon conversion of the notes, we cannot estimate the amount of the notes or how many shares of common stock that the selling securityholders will hold upon consummation of any such sales.  In addition, since the date on which a selling securityholder provided this information to us, such selling securityholder may have sold, transferred or otherwise disposed of all or a portion of its notes or common shares issuable upon conversion of its notes.

Unless otherwise specified in the prospectus under the heading “Selling Securityholders” (as amended and supplemented hereby), based upon the information previously provided by the selling securityholders, none of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

Additional Selling Securityholders

Name	Principal Amount at Maturity of Notes Beneficially Owned ($)	Percentage of Notes Beneficially Owned	Number of Shares of Common Stock Owned Prior to the Offering (1)	Number of Shares of Common Stock That May be Sold (1)	Percentage of Common Stock Outstanding (2)
Absolute Strategies Fund (3)	$83,000	0.03%	0	5,396	*
BP Amoco PLC Master Trust (4)	$766,000	0.28%	0	49,807	*
Citadel Equity Fund, Ltd. (5)	$20,000,000	7.27%	0	1,300,466	1.06%
Plexus Fund Limited (6)	$17,250,000	6.27%	0	1,121,651	*
Radcliffe SPC, Ltd. for and on behalf of Class A Segregated Portfolio (7)	$2,000,000	0.73%	0	130,046	*
SSI Hedge Convertible Income Fund (8)	$343,000	0.12%	0	22,302	*
United Technologies Corporation Master Retirement Trust (8)	$268,000	0.10%	0	17,426	*
Viacom Inc. Pension Plan Master Trust (4)	$40,000	0.01%	0	2,600	*

*	Less than 1%
(1)
Assumes conversion of all of the holders notes at a conversion rate of 65.0233 shares per $1,000 principal amount of notes.  The conversion rate for the notes is subject to adjustment in certain circumstances.  As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.  See “Description of the Notes – Conversion of the Notes.”

(2)	Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 123,078,645 shares of common stock outstanding as of August 22, 2007.

(3)
The Selling Securityholder has indicated that John Gottfurcht, George Douglas and Amy Jo Gottfurcht have voting and/or investment control over the Transfer Restricted Securities.  The full legal name of the registered holder through which the Transfer Restricted Securities are held is SSI Investment Management and the full legal name of the DTC participant through which the Transfer Restricted Securities are held is Citi Bank.

(4)
The Selling Securityholder has indicated that John Gottfurcht, George Douglas and Amy Jo Gottfurcht have voting and/or investment control over the Transfer Restricted Securities.  The full legal name of the registered holder through which the Transfer Restricted Securities are held is SSI Investment Management and the full legal name of the DTC participant through which the Transfer Restricted Securities are held is UBS.

(5)
The Selling Securityholder has indicated that Citadel Limited Partnership (“CLP”) is its trading manager and has investment discretion over the Transfer Restricted Securities.  Citadel Investment Group, L.L.C. (“CIG”) controls CLP and Kenneth C. Griffin controls CIG and has ultimate investment discretion over the Transfer Restricted Securities held by the Selling Securityholder.  The full legal name of the registered holder through which the Transfer Restricted Securities are held is Citadel Trading Group LLC.  The Selling Securityholder has indicated that it is an affiliate of the following broker-dealers: Aragon Investments Ltd., Palafox Trading LLC, Citadel Trading Group LLC and Citadel Derivatives Group LLC.

(6)	The Selling Securityholder has indicated that the full legal name of the registered holder through which the Transfer Restricted Securities are held is Goldman Sachs International.
(7)
The Selling Securityholder has indicated that RG Capital Management, L.P. (“RG Capital”) serves as its investment manager.  RGC Management Company, LLC is the general partner of RG Capital and Steve Katznelson and Gerald Stahlecker serve as the managing members of the RGC Management Company, LLC.  The full legal name of the DTC participant through which the Transfer Restricted Securities are held is Morgan Stanley.

(8)
The Selling Securityholder has indicated that John Gottfurcht, George Douglas and Amy Jo Gottfurcht have voting and/or investment control over the Transfer Restricted Securities.  The full legal name of the registered holder through which the Transfer Restricted Securities are held is SSI Investment Management and the full legal name of the DTC participant through which the Transfer Restricted Securities are held is Morgan Stanley.

PLAN OF DISTRIBUTION

The SEC may deem the additional selling securityholders and any broker-dealers or their affiliates or agents who participate in the distribution of the securities offered by the prospectus (as amended and supplemented hereby) to be “underwriters.”  As a result the SEC may deem any profits the additional selling securityholders make by selling the securities and any discounts, commissions or concessions received by any broker-dealers or their affiliates or agents to be underwriting discounts and commissions under the Securities Act.  Selling securityholders who are “underwriters” will be subject to the prospectus delivery requirements of the Securities Act and may also be subject to liabilities under the securities laws, including Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.  The following additional selling securityholder has identified itself as an affiliate of registered broker-dealers: Citadel Equity Fund, Ltd.  Accordingly, this selling securityholder may be deemed to be, under the interpretations of the SEC, an “underwriter” within the meaning of the Securities Act.  For details about the amount of notes and number of shares beneficially owned and being offered by this selling securityholder, see “Selling Securityholders” above.